Exhibit 99.2

field trip

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

NWEQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class
COMMON

Holder Account Number

C9999999999 IND

Fold

Form of Proxy - Special Meeting to be held on June 20, 2022

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Eastern Time, on June 16, 2022.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this document.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

NWEQ_PRX_341743/000001/000001/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We being holder(s) of securities of Field Trip Health Ltd. (the "Corporation") hereby appoint: Ronan Levy, or failing this person, Joseph del Moral (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/FieldTripHealth and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held online at https://meetnow.global/MSG5L5U on June 20, 2022 at 10:00 am and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution** To consider, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated May 18, 2022, and, if deemed advisable, to approve, with or without variation, a special resolution of the Field Trip Shareholders (the "**Arrangement Resolution**") approving a statutory plan of arrangement pursuant to Section 192 of the *Canada Business Corporations Act* among Field Trip, the Field Trip Shareholders and Field Trip Health & Wellness Ltd. ("**SpinCo**"), as more fully described in the accompanying management information circular dated May 20, 2022 (the "**Information Circular**").	☐	☐
2. **Approval of the Concurrent Financing** To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the Disinterested Shareholders (as such term is defined in the Information Circular), the full text of which is set forth in the Information Circular, approving a private placement by SpinCo of securities of SpinCo to raise up to approximately $23,740,000, or such other amount as the board of directors of SpinCo may determine, on terms acceptable to SpinCo, which private placement is expected to be comprised of (i) an initial offering, in one or more tranches, of common shares in the capital of SpinCo (the "**SpinCo Shares**") at a price of not less than $0.50 per SpinCo Share, and (ii) a subsequent or concurrent offering, in one or more tranches, of subscription receipts of SpinCo (the "**SpinCo Subscription Receipts**") at a price of not less than $0.50 per SpinCo Subscription Receipt, all as more particularly set forth in the Information Circular, provided that such resolution shall not become effective unless the Arrangement Resolution is passed.	☐	☐
3. **Approval of the SpinCo Incentive Plan** To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption by SpinCo of a rolling 10.0% stock option plan, subject to stock exchange acceptance, as more fully described in the Information Circular, provided that such resolution shall not become effective unless the Arrangement Resolution is passed.	☐	☐

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Other Business
To transact such further or other business as may properly come before the Special Meeting and any adjournment(s) or postponement(s) thereof.

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

N W E Q 3 4 1 7 4 3 1 P R A R 0 9 9 9 9 9

field trip

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

NWEQ 000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class
COMMON

Holder Account Number

C9999999999 IND

Fold

Form of Proxy - Special Meeting to be held on June 20, 2022

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am, Eastern Time, on June 16, 2022.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this document.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

NWEQ_PRX_341743/000002/000002/i

C9999999999 *C9999999999* *C9999999999* IND SAM SAMPLE ------- Fold ------- Fold C03 Appointment of Proxyholder I/We being holder(s) of securities of Field Trip Health Ltd. (the “Corporation”) hereby appoint: Ronan Levy, or failing this person, Joseph del Moral (the "Management Nominees") OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/FieldTripHealth and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held online at https://meetnow.global/ MSG5L5U on June 20, 2022 at 10:00 am and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Arrangement Resolution To consider, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated May 18, 2022, and, if deemed advisable, to approve, with or without variation, a special resolution of the Field Trip Shareholders (the "Arrangement Resolution") approving a statutory plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act among Field Trip, the Field Trip Shareholders and Field Trip Health & Wellness Ltd. ("SpinCo"), as more fully described in the accompanying management information circular dated May 20, 2022 (the "Information Circular"). For Against 2. Approval of the Concurrent Financing To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the Disinterested Shareholders (as such term is defined in the Information Circular), the full text of which is set forth in the Information Circular, approving a private placement by SpinCo of securities of SpinCo to raise up to approximately $23,740,000, or such other amount as the board of directors of SpinCo may determine, on terms acceptable to SpinCo, which private placement is expected to be comprised of (i) an initial offering, in one or more tranches, of common shares in the capital of SpinCo (the "SpinCo Shares") at a price of not less than $0.50 per SpinCo Share, and (ii) a subsequent or concurrent offering, in one or more tranches, of subscription receipts of SpinCo (the "SpinCo Subscription Receipts") at a price of not less than $0.50 per SpinCo Subscription Receipt, all as more particularly set forth in the Information Circular, provided that such resolution shall not become effective unless the Arrangement Resolution is passed. For Against 3. Approval of the SpinCo Incentive Plan To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption by SpinCo of a rolling 10.0% stock option plan, subject to stock exchange acceptance, as more fully described in the Information Circular, provided that such resolution shall not become effective unless the Arrangement Resolution is passed. For Against Other Business To transact such further or other business as may properly come before the Special Meeting and any adjournment(s) or postponement(s) thereof. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Signature(s) Date 9 9 9 9 9 3 4 1 7 4 3 1 P R A R 0 N W E Q